

February 18, 2015

<u>Via E-Mail</u>
Joseph Ragan
Chief Financial Officer
Globe Specialty Metals, Inc.
600 Brickwell Avenue
Suite 1500
Miami, FL 33131

      Re: Globe Specialty Metals, Inc.
             Form 10-K for the Fiscal Year Ended June 30, 2014
             Filed August 29, 2014
             File No. 001-34420

Dear Mr. Ragan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/Tia L. Jenkins

                        Tia L. Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel, and
                        Mining